UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No._)*

Braemar Hotels & Resorts Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

10482B101
(CUSIP Number)


January 24, 2019
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10482B101
(1)	NAMES OF REPORTING PERSONS
Al Shams Investments Limited

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	[  ]
(b)	[  ]

(3)	SEC USE ONLY


(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

(5)	SOLE VOTING POWER

(6)	SHARED VOTING POWER
1,640,000

(7)	SOLE DISPOSITIVE POWER

(8)	SHARED DISPOSITIVE POWER
1,640,000

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,640,000

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES   [  ]

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.04%

(12)	TYPE OF REPORTING PERSON
CO










CUSIP No. 10482B101
(1)	NAMES OF REPORTING PERSONS
Safingest International SA

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	[ ]
(b)	[ ]

(3)	SEC USE ONLY


(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Panama

(5)	SOLE VOTING POWER

(6)	SHARED VOTING POWER
1,640,000

(7)	SOLE DISPOSITIVE POWER

(8)	SHARED DISPOSITIVE POWER
1,640,000

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,640,000

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES   [  ]

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.04%

(12)	TYPE OF REPORTING PERSON
CO








CUSIP No. 10482B101
(1)	NAMES OF REPORTING PERSONS
Wafic Rida Said

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	[ ]
(b)	[ ]

(3)	SEC USE ONLY


(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

(5)	SOLE VOTING POWER

(6)	SHARED VOTING POWER
1,640,000

(7)	SOLE DISPOSITIVE POWER

(8)	SHARED DISPOSITIVE POWER
1,640,000

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,640,000

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES   [ ]

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.04%

(12)	TYPE OF REPORTING PERSON
IN









ITEM 1(a).	NAME OF ISSUER:
		Braemar Hotels & Resorts Inc.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
		14185 Dallas Parkway, Suite 1100
		Dallas Texas 75254

ITEM 2(a).	NAME OF PERSON FILING:
		Al Shams Investments Limited
		Safingest International SA
		Wafic Rida Said

ITEM 2(b). 	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
RESIDENCE:
		Al Shams Investments Limited
      		5B Waterloo Lane
		Pembroke HM 08
		Bermuda

		Safingest International SA
		c/o Summit Trust International SA
		6 Place des Eaux-Vives
		1207 Geneva
		Switzerland

		Wafic Rida Said
		61B Residence Saint Georges, Bloc B
		3 Av. De L'Annonciade
		98000 Monaco

ITEM 2(c).	CITIZENSHIP:
		Al Shams Investments Limited - Guernsey
		Safingest International SA - Panama
		Wafic Rida Said - Canada

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
		Common Stock

ITEM 2(e). 	CUSIP NUMBER:
		10482B101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION
240.13d-1(b) or 240.13d-2(b) or (c) CHECK WHETHER THE
PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under Section 15 of
the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15
U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19)
of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under Section 8 of
the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with Section
240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in
accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in
accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition
of an investment company under Section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section
240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-
1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with
Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned:

1,640,000

(b)	Percent of Class:

5.04%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:


(ii)	Shared power to vote or to direct the vote:

1,640,000

(iii)	Sole power to dispose or direct the disposition
of:


(iv)	Shared power to dispose or direct the disposition
of:

1,640,000


ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


	ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON:


ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED
ON BY THE PARENT HOLDING COMPANY:


ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:


ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:



ITEM 10.	CERTIFICATION:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 8, 2019			Safingest International S.A.
					By:	 /s/ Mark Crockwell
					Name:	Mark Crockwell
					Title:	Attorney-In-Fact


Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).